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SECUR  OMMISSION 49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 7 2009

Washington, DC 110

SEC FILE NUMBER
8- 065411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   01/01/2008   AND ENDING   12/31/2008

       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

1st MUNICH CAPITAL LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF FRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HERZOGSTR. 60

(No. and Street)

MUNICH	GERMANY	80803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DOLL   089 38 83 85- 0

                                                           (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, P. A.

(Name - *if individual, state last, first, middle name*)

Altamonte Springs	Florida	32714
(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ **Thomas Doll** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **1st Munich Capital, LLC** _____ , as of _____ **December 31** _____ , 31 __08__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____ _____
Signature

_____ 2\26\09 _____ **President**
Public Notary   Title

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST MUNICH CAPITAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

1ST MUNICH CAPITAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS



LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Members
1st Munich Capital, LLC

We have audited the accompanying statement of financial condition of 1st Munich Capital, LLC as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Munich Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2009

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & CPA USA Network

1ST MUNICH CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash and cash equivalents	$	65,230
Receivables from clearing brokers		29,370
Due from member		55,000
Property and equipment		9,983
	$	159,583

Liabilities and members' equity

Liabilities:

Accounts payable and accrued expenses	$	5,558
Total liabilities		5,558
Members' equity		154,025
	$	159,583

1ST MUNICH CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:

Brokerage revenues	$ 3,202,024
Interest and dividends	3,890
Total revenue	3,205,914

Expenses:

Commissions	2,515,027
Clearing and execution costs	486,723
Telephone and communications	13,769
Licenses and registration	6,914
Other operating costs	186,564
Total expenses	3,208,997

Net loss	$ (3,083)

1ST MUNICH CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Members' Equity
Balance at January 1, 2008	$ 157,108
Net loss	(3,083)
Balance at December 31, 2008	$ 154,025

1ST MUNICH CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:

Net loss	$ (3,083)
Adjustments to reconcile net income to net cash used in operating activities	
Increase or decrease in assets and liabilities:	
Decrease in due from clearing broker	8,266
Increase in due from member	(55,000)
Decrease in prepaid expenses and other assets	602
Decrease in accounts payable and accrued expenses	(31,966)
Total cash used by operating activities	(81,181)

Net decrease in cash	(81,181)
Cash and cash equivalents at beginning of year	146,411
Cash and cash equivalents at end of year	$65,230

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

1ST MUNICH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. ORGANIZATION

1st Munich Capital, LLC (the "Company") was incorporated as a limited liability corporation on March 19, 2002, in the state of Florida. 1st Capital Markets Corporation (the "Majority Member") owns 99% of the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates an office in Munich, Germany. The Company's sources of revenue are derived from unsolicited brokerage transactions. The Company is an introducing broker-dealer and clears its trades through secondary or sub-clearing (sometimes referred to as "piggyback clearing") arrangements with First American Capital and Trading Corporation that has an existing trading agreement with Ridge Clearing and Outsourcing Solutions, Inc. ("Ridge"). The above entities are referred to jointly as the ("Clearing Brokers"). Although Ridge maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing brokers - Due from clearing brokers represents commissions and other monies due the Company from the Clearing Brokers. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual results.

Property and equipment - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets

Commissions payable – Commissions payable is money due brokers who trade through the Company.

Securities transactions - Securities transactions, including commission payable, are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All financial instruments are recording according to FAS 157.

Income taxes - The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2008, the Company paid commissions in the amount of $2,454,686 to the Managing Member. No commissions were due the Managing Member at December 31, 2008.

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to Ridge. Ridge is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Brokers may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Brokers.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (continued)

The Company's revenue is 100% generated by trade activity from its Munich, Germany office. All assets in the Munich, Germany office are owned by the Managing Member.

The Company maintains cash balances at a large national bank. The cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Management does not believe these deposits are at risk should balances exceed $250,000.

6. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($370 at December 31, 2008) or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2008, the net capital, as computed, was $86,168. Consequently, the Company had excess net capital of $81,168 over the minimum net capital requirement of $5,000.

At December 31, 2008 the percentage of aggregate indebtedness to net capital was approximately 6.45% versus an allowable percentage of 1500%.

7. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2008 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 agree. However, certain audit adjustments were recorded which effected non-allowable assets only.

1ST MUNICH CAPITAL, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Computation of basic net capital requirements:

Total members' equity qualified for net capital	$	154,025
Deduction:		
Non-allowable assets		
Receivable		2,874
Due from member		55,000
Property and equipment, net		9,983
Total non-allowable assets		67,857
Net capital before haircuts and securities positions		86,168
Haircuts		-
Net capital		86,168

Minimum net capital requirements:

6 2/3% of total aggregate indebtedness ($370)
Minimum dollar net capital requirement for this broker-dealer ($5,000)

Net capital requirement (greater of above two requirements)		5,000
Net capital in excess of required minimum	$	81,168
Excess net capital at 1000%	$	85,612

Reconciliation:

Net capital, per pages 9-10 of the December 31, 2008, unaudited		
Focus Report, as filed	$	86,168
Rounding		-
Net capital, per December 31, 2008, audited report, as filed.	$	86,168

1ST MUNICH CAPITAL, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Aggregate indebtedness:

Accounts payable and accrued expenses $ 5,558

Total aggregate indebtedness included in Statement of Financial Condition $ 5,558

Percentage of aggregate indebtedness to net capital 6.45%

1ST MUNICH CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2008

1st Munich Capital, LLC operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Munich Capital, LLC is, therefore, exempt from the reserve formula calculations and possession and control computations.



LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Members
1st Munich Capital, LLC

In planning and performing our audit of the financial statements of 1st Munich Capital, LLC (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

919 WEST STATE ROAD 436 ▶ SUITE 300 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & CPA USA Network

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 23, 2009